UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(Name of Registrant)

Level 9 Podium, 530 Collins Street
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

As reported in our Report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012, we received a letter from The Nasdaq Stock Market LLC (“NASDAQ”) indicating that NASDAQ believed that we were not compliant with NASDAQ Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires us to have at least 300 public holders of our listed securities. In that letter, however, NASDAQ indicated that it was granting us an extension until August 15, 2012 to comply with the Minimum Public Holders Rule.

On August 17, 2012, we received a notification letter (the “Notice”) from NASDAQ advising us that we failed to satisfy the terms of the extension by not regaining compliance with the Minimum Public Holders Rule.  The Notice further stated that, as a result, NASDAQ’s Staff has initiated proceedings to delist our ordinary shares, units and warrants (collectively, the “Listed Securities”) from NASDAQ. The Notice provides that if we do not appeal the Staff’s determination the trading of the Listed Securities on NASDAQ will be suspended at the opening of business on August 28, 2012.

We have the right to request an appeal of the Staff’s delisting determination to the NASDAQ Hearings Panel (the “Panel”) and a hearing request will stay the suspension of the Listed Securities.

We intend to request a hearing to appeal the Staff’s delisting determination in accordance with NASDAQ’s applicable procedures set forth in the Listing Rule 5800 Series.  Our request for a hearing will be submitted to the Staff before 4:00 p.m. Eastern Time on August 24, 2012.  We expect that, under applicable rules, the Listed Securities will remain listed on NASDAQ pending the Panel’s decision.  There can be no assurance that our appeal will be successful and, in the event our appeal is not successful, we expect that the Listed Securities will be delisted from NASDAQ. If the Listed Securities are delisted from NASDAQ, we anticipate that our securities will be immediately eligible for quotation  on the OTC Bulletin Board.

Press Release

On August 23, 2012 the Company issued a press release announcing its receipt of the Notice.  A copy of the press release is being furnished as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 23, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Press release dated August 23, 2012.